UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,311,480,600.00	$399,675

*

The calculation of the Transaction Valuation is based on 60,385,084 Shares outstanding as of October 29, 2021, as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,486,408, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,385,084, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $399,675	Filing Party: IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed: October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”, which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), copies of which were previously filed with the Schedule TO.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11

The information set forth in Section 18 of the Offer to Purchase, entitled “Legal Proceedings,” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the disclosure under Section 18 in its entirety with the following:

“Certain Litigation Matters. On November 18, 2021, City Pension Fund for Firefighters and Police Officers in the City of Miami Beach filed a Verified Class Action Complaint (the “Complaint”) against Southwest Gas and the current members of its board of directors in the Court of Chancery of the State of Delaware, C.A. No. 2021-0990. The Complaint asserts a claim for breach of fiduciary duty on behalf of a class of Southwest Gas stockholders. It alleges that the Southwest Gas board omitted material information from Southwest Gas’ Schedule 14D-9 filed with the SEC on November 9, 2021, in which the Southwest Gas board of directors recommended that Southwest Gas stockholders reject the Offer. The Complaint alleges that the Southwest Gas board of directors relied on the opinions of Lazard Freres & Co. LLC and Moelis & Company LLC, both of whom opined that the Offer was inadequate from a financial point of view (the “Inadequacy Opinions”). The Complaint further alleges that the Schedule 14D-9 should have disclosed the financial analyses underlying the opinions and that such omission was material. The Complaint seeks, among other things, a declaration that the Southwest Gas board of directors breached its fiduciary duties; an order directing the defendants to disclose all material information relating to the Offer, including a summary of the analyses underlying the Inadequacy Opinions; an accounting of all damages as a result of the wrongs alleged in the Complaint; and an award of attorneys’ fees and costs.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit

(a)(1)(Q)	Complaint filed by the City Pension Fund for Firefighters and Police Officers in the City of Miami Beach, on November 18, 2021, in the Court of Chancery of the State of Delaware (filed herewith)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2021	IEP UTILITY HOLDINGS LLC

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

BECKTON CORP.

	By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

/s/ Carl C. Icahn
Carl C. Icahn